Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-192302 and 333-192302-06

Dated August 9, 2016

For Immediate Release

Citigroup Global Markets Holdings Inc.

August 9, 2016

Citigroup Announces Launch of C-Tracks ETNs on the Miller/Howard MLP Fundamental Index, Series B

NEW YORK - Citigroup Global Markets Holdings Inc. (CGMHI), a wholly owned subsidiary of Citigroup Inc. (NYSE: C), announced today the launch of a new C-Tracks exchange-traded note, the C-Tracks ETNs on the Miller/Howard MLP Fundamental Index, Series B, due July 13, 2026 (MLPE C-Tracks). All payments due on the MLPE C-Tracks are guaranteed by Citigroup Inc. The MLPE C-Tracks have been approved for listing, subject to official notice of issuance, on the NYSE Arca under the symbol “MLPE”.

The MLPE C-Tracks are linked to the Miller/Howard MLP Fundamental Index (Ticker: MLPMP), which is the same index underlying Citigroup Inc.’s previously issued and outstanding C-Tracks Exchange-Traded Notes Based on the Performance of the Miller/Howard Fundamental Index Due September 28, 2023 (MLPC C-Tracks) (NYSE Arca: MLPC). The MLPE C-Tracks have similar terms and are designed to provide similar economic exposure as the MLPC C-Tracks. However, the MLPE C-Tracks are not fungible with the MLPC C-Tracks and differ from the MLPC C-Tracks in a number of important ways, as disclosed in more detail in the pricing supplements for the MLPE C-Tracks and the MLPC C-Tracks (available at the hyperlinks below).

The concurrent trading of two series of C-Tracks providing similar economic exposure may have the effect of dividing liquidity and demand between the two series, thereby decreasing the liquidity and demand for either or both series that otherwise would have existed if only a single series were traded. Citigroup cannot predict whether liquidity and demand will be concentrated in one series or the other or what the level of liquidity and demand for either series will be in the future. Any decreased liquidity and demand for either series could cause the trading price of that series to diverge from its closing or intraday indicative value and to be less than it would be in the absence of the other series.

Citigroup Inc. has previously announced that it does not intend to issue any additional MLPC C-Tracks, although its broker-dealer affiliate, Citigroup Global Markets Inc. (CGMI), may sell MLPC C-Tracks that it may hold in inventory from time to time. Although not obligated to do so, CGMHI anticipates that it may issue and sell MLPE C-Tracks from time to time if market demand warrants.

As disclosed in more detail in the pricing supplement for each series of C-Tracks, CGMHI may stop issuing additional MLPE C-Tracks; CGMI may stop selling MLPC C-Tracks and/or MLPE C-Tracks out of inventory; and/or Citigroup Inc. and/or CGMHI may exercise its right to redeem the MLPC C-Tracks and/or MLPE C-Tracks. The market value of each series may be influenced by, among other things, supply and demand for that series. If CGMHI discontinues further issuances of MLPE C-Tracks, or if CGMI discontinues further sales of MLPC C-Tracks or MLPE C-Tracks out of inventory, it is possible that the discontinuance may influence the market value of either or both series of C-Tracks, potentially leading to a divergence from the closing or intraday indicative value.

Investing in the MLPE C-Tracks or the MLPC C-Tracks involves significant risks. Investors should read the section entitled “Risk Factors Relating to the C-Tracks” in the applicable pricing supplement for a detailed list of risk factors associated with investing in the MLPE C-Tracks or the MLPC C-Tracks.

More information is available in the pricing supplement for the MLPE C-Tracks, which is available at the following hyperlink, https://www.sec.gov/Archives/edgar/data/200245/000095010316015447/dp67851_424b2-mlpe.htm, and the pricing supplement for the MLPC C-Tracks, which is available at the following hyperlink, https://www.sec.gov/Archives/edgar/data/831001/000095010316015449/dp67852_424b3-mlpca.htm. More information can also be obtained by calling 212-723-7349.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed a registration statement (including a pricing supplement, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (“SEC”) for each offering to which this communication relates.  Before you invest, you should read the pricing supplement, the prospectus supplement and the prospectus in that registration statement (File Nos. 333-192302 and 333-192302-06) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. (the guarantor of any payments due on the C-Tracks) and the offerings.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the pricing supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

© 2016 Citigroup Inc. Citigroup Global Markets Inc. is a member of SIPC. All rights reserved. Citi and Citi and Arc Design are trademarks and service mark of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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Media Contact:	Scott Helfman	+1 212-816-9241